SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                               ITC^Deltacom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45031T872
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mark Forward Eberle
                             Curtiswood Capital, LLC
                           104 Woodmont Blvd., Ste 200
                               Nashville, TN 37205

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 29, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trace Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Curtiswood Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     BD

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trace Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     OO, HC

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert Scott Nieboer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     P

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark Forward Eberle

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     P

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No. 45031T872

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is ITC^DeltaCom, Inc. (the "Issuer"). The address of the Issuer's offices is 7037 Old Madison Pike, Huntsville, Alabama 35806. This
Schedule 13D relates to the Issuer's Common Stock, $.01 par value (the
"Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This Amendment to Schedule 13D is being filed jointly by the following Reporting Persons to disclose a proposal sent to the Issuer, as further described in Item 4:

Trace Partners, LP, a Nevada limited partnership ("Trace"). Trace is an investment partnership.

Curtiswood Capital, LLC, a Tennessee limited liability company ("Curtiswood"). Curtiswood is registered broker-dealer.

Trace Management, LLC, a Nevada limited liability company ("Management"). Management is the general partner of Trace.

Robert Scott Nieboer, a United States citizen ("Nieboer"). Nieboer is a member and the Chief Manager of Curtiswood and Management, and also an NASD registered principal of Curtiswood.

Mark Forward Eberle, a United States citizen ("Eberle"). Eberle is a member of Curtiswood and Management, and also an NASD registered principal of Curtiswood.

Each of Trace, Curtiswood, Management, Nieboer and Eberle is a "Reporting Person" and collectively they are the "Reporting Persons".

The principal business address of each Reporting Person is 104 Woodmont Blvd., Ste 200, Nashville, TN 37205.

The Reporting Persons, together with Rehan Jaffer, H Partners Capital, LLC, H Partners Management, LLC, H Partners, LP, Vikas Tandon, Joshua Tree Capital Partners, LP, Joshua Tree Capital Management, LP and Joshua Tree Capital Management, LLC have formed a group for Section 13D purposes (the "Group").

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by Trace and Curtiswood came from the working capital of each, and as to Nieboer and Eberle, from personal funds. No funds were borrowed for the specific purpose of purchasing the Shares. The general working capital of Trace and Curtiswood includes funds borrowed in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons intend to evaluate the business prospects of the Issuer, as well as its present and future intentions. In connection with such evaluation, the Reporting Persons may from time to time consult with management and other shareholders of the Issuer. In particular, as described below, the Reporting Persons intend to act together with other shareholders to oppose the "Recapitalization" (defined below).

     As discussed in the Group's previous Schedule 13D filings, the Issuer proposed a recapitalization (the "Recapitalization"). The Group does not believe that such Recapitalization is in the best interests of the Issuer's shareholders. The Group intends to act in concert in relation to their opposition to the Recapitalization and it has notified the Issuer of its opposition to the Recapitalization. On June 29, 2007, the Group sent a letter to the Issuer, in which it proposed an alternative rights offering for the Issuer to implement in place of the Recapitalization. This letter is attached as Exhibit B. As part of the letter, the Group sent a term sheet for its proposed rights offering to the Issuer, which is attached as Exhibit C.

     Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, the interests of the Reporting Persons may be deemed to be as follows:

Trace is the beneficial owner of 2,949,373 Shares representing 15.7% of such class of securities, based upon the 18,766,942 Shares (the "Outstanding Shares") reported to be outstanding as of March 31, 2007, according to the Issuer's most recent 10Q filed with the Securities and Exchange Commission. Trace has shared voting power and shared dispositive power with respect to such Shares. Trace does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.

Curtiswood is the beneficial owner of 2,949,373 Shares representing 15.7% of the Outstanding Shares, and has shared voting power and shared dispositive power with respect to such Shares. Curtiswood does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.

Management is the beneficial owner of 2,949,373 Shares representing 15.7% of the Outstanding Shares, and has shared voting power and shared dispositive power with respect to such Shares. Management does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.

Nieboer is the beneficial owner of 2,949,373 Shares representing 15.7% of the Outstanding Shares. Nieboer does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates. Nieboer has shared voting power and shared dispositive power with respect to 2,949,373 Shares, representing 15.7% of the Outstanding Shares.

Eberle is the beneficial owner of 2,949,373 Shares representing 15.7% of the Outstanding Shares. Eberle does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates. Eberle has shared voting power and shared dispositive power with respect to 2,949,373 Shares, representing 15.7% of the Outstanding Shares.

The Reporting Persons have not engaged in any transactions in the Shares since their last Schedule 13D filing.

Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons have formed a Group and the members of the Group also have entered into a confidentiality and standstill agreement with the Issuer, pursuant to which the members of the Group have agreed to be subject to restrictions on their trading in the Issuer's securities for a specified period of time. The Reporting Persons do not have any other contract, arrangement, understanding or relationship with any other person with respect to the Shares.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

Exhibit A    Joint Filing Agreement


Exhibit B    A copy of the letter sent to the Issuer on June 29, 2007

Exhibit C    A copy of the term sheet for the Group's proposed rights offering sent to the Issuer on June 29, 2007

                                   SIGNATURE

     After reasonable inquiry and to the best of such Reporting Person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


         Trace Partners, L.P.


         By /s/ Scott Neiboer
            ---------------------------------------------
                Scott Nieboer for Trace Management, LLC,
                its General Partner

         Trace Management, LLC


         By  /s/ Scott Neiboer
            ---------------------------------------------
                 Scott Nieboer, Chief Manager


         Curtiswood Capital, LLC


         By  /s/ Scott Neiboer
             ---------------------------------------------
                 Scott Nieboer, Chief Manager


         Robert Scott Nieboer


         By  /s/ Scott Neiboer
             ---------------------------------------------
                 Scott Nieboer


         Mark Forward Eberle


         By  /s/ Mark Eberle
             ---------------------------------------------
                 Mark Eberle

                                                                  Exhibit A


                                   AGREEMENT

     The undersigned agree that this Schedule 13D dated July 5, 2007 relating to the Common Stock, par value $.01 of ITC^DeltaCom, Inc. shall be filed on behalf of the undersigned.

         Trace Partners, L.P.


         By /s/ Scott Neiboer
            ---------------------------------------------
                Scott Nieboer for Trace Management, LLC,
                its General Partner

         Trace Management, LLC


         By  /s/ Scott Neiboer
            ---------------------------------------------
                 Scott Nieboer, Chief Manager


         Curtiswood Capital, LLC


         By  /s/ Scott Neiboer
             ---------------------------------------------
                 Scott Nieboer, Chief Manager


         Robert Scott Nieboer


         By  /s/ Scott Neiboer
             ---------------------------------------------
                 Scott Nieboer


         Mark Forward Eberle


         By  /s/ Mark Eberle
             ---------------------------------------------
                 Mark Eberle

                                                                Exhibit B


                                                               June 29, 2007


VIA FACSIMILE & FEDERAL EXPRESS
-------------------------------

Board of Directors of ITC^Deltacom
c/o Skadden, Arps, Slate, Meagher & Flom LLP
J. Gregory Milmoe, Esq.
Anthony W. Clark, Esq.
Four Times Square
New York, New York 10036

Special Committee of the Board of Directors of ITC^Deltacom
c/o Richards, Layton & Finger
Mark J. Gentile, Esq.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801


         Re:      Proposal of Shareholder Rights Offering

Dear Members of the Board and its Special Committee:

     We represent H Partners Capital, LLC ("HPC"), Curtiswood Capital LLC, Joshua Tree Capital Management, LLC and their respective affiliates (collectively, the "Shareholder Group"), which collectively own 15.7% of the common stock issued by ITC^Deltacom, Inc. ("ITC" or the "Company"). This is 32% of ITC's outside shares.

     On June 15, 2007, HPC wrote to the Board objecting to the Company's proposed recapitalization (the "Company Proposal") and demanding that it cease further action to accomplish it. HPC advised that the Company Proposal harmed the Company and its minority shareholders in particular because it undervalued the equity to be sold or converted, it severely diluted minority shareholders, and it transferred value to the controlling shareholder and others through "repricing" of preferred stock with no corresponding benefit to the Company. The Company wrote back that the proposed transaction was "enormously beneficial" "especially" for public (i.e. minority) shareholders. We continue to disagree.

     Though the Shareholder Group has informed the Company that, if necessary, it will commence litigation to enjoin the Company Proposal, it has with the consent of the Company, refrained from doing so at the Company's suggestion to facilitate due diligence and a consensual resolution of the matter. We met with representatives of the Company this week to assist it in meeting its obligations to minority shareholders and to promote a better transaction. As expected, we succeeded in that process (in a matter of days) and hereby provide the Board and the committee appointed by the Board to consider the appropriate recapitalization (the "Special Committee") with a proposal (the "Shareholder Proposal") that is far superior to the Company Proposal. The Shareholder Proposal, set forth on the attached term sheet, provides, among other things, that:

     o    Existing  common   shareholders   will  have  the  right  to  purchase
          20,000,000 shares of common stock in the Company at a price of $5.00 per share (the "Rights Offering").

     o The Rights Offering will be fully committed through a 100% backstop by six financial institutions (the "Backstop Parties"), including two members of the Shareholder Group. The Company will guarantee that the Backstop Parties shall have the option to purchase at least 5 million shares, on a pro rata basis, at the Subscription Price.

     o    The Backstop Parties will not charge any fees.

     o There shall be no repriced conversion of any of the Company's preferred stock. Proceeds from the Rights Offering, together with proceeds from the contemplated senior debt financing transactions (the "Senior Debt Financing") and cash on the Company's balance sheet, will be used to refinance the Company's outstanding debt obligations and for general working capital purposes.

     o The Shareholder Proposal is subject to (i) confirmatory due diligence to be completed by July 6, 2007 (assuming full cooperation by the Company), (ii) definitive documentation and (iii) the closing of the Senior Debt Financing contemplated in the Company Proposal on terms similar or better than as proposed.

     The Company, its Board, and, in particular, its Special Committee undoubtedly should adopt the Shareholder Proposal. As more fully described below, the Shareholder Proposal offers all of the benefits of the Company Proposal and will avoid the obvious and unnecessary harm to minority shareholders and potential liability to the Board, the Special Committee and other parties.

     1. The Shareholder Proposal Provides The Company With More Value. We have calculated that most of the shares to be distributed pursuant to the Company Proposal have a nominal price of approximately $3 per share (and less in some cases). The Shareholder Proposal would sell fewer shares at $5 per share and raise just as much money. The Shareholder Proposal provides more value to the Company for the benefit of common shareholders.

     2.  The  Shareholder  Proposal  Maintains  The  Economic  Benefits  of  the
Preferred Stock and Eliminates the Gift of Common Stock to Preferred Shareholders. The Shareholder Proposal does not convert any preferred stock into common stock. The Series A, Series B and Series C Preferred Stock have conversion prices of $17.15, $9.00, and $2.25 respectively. The Company Proposal would gift 7.6 million shares through the repriced conversion of this stock. As summarized on the attached exhibit prepared by the Shareholder Group's financial advisor, Imperial Capital, this discount alone represents approximately $38 million of value that under the Company Proposal would be gifted to the preferred shareholders. The Company has no legitimate business need to convert these shares; it is simply a transfer to the controlling Welsh Carson and other preferred shareholders at the expense of minority shareholders.

     3. The Shareholder Proposal Avoids a Common Stock Gift Exceeding $100 Million. As demonstrated in the attached exhibit prepared by Imperial Capital, the Company Proposal issues approximately 20 million additional shares as compared to the Shareholder Proposal. Based on the $5 share price in the Shareholder Proposal, these incremental shares amount to a $100 million gift to the parties that will receive stock in the Company Proposal. The value of this gift could be substantially higher if, as the Shareholder Group expects, the Company's common stock increases in value in a strategic transaction or continued improvement in financial performance.

     4. The Shareholder Proposal Avoids Unnecessary Dilution to Minority Shareholders. If consummated, the Company Proposal would dilute minority shareholders to approximately 11.3% on a fully diluted basis from their present 21% ownership: a 46.1% dilution. The Shareholder Proposal would provide minority shareholders with approximately 29% of the shares (assuming full participation) and would guarantee a minimum of 14.4% of the common stock on a fully diluted basis.

     5. The Shareholder Proposal Preserves the Company's Optionality. By leaving the PIK preferred in place, the Company has the right, but not the obligation, to pay the dividends in cash if cash flows dictates.

     6. The Shareholder Proposal Is Fair and Equitable. There is no mechanism in the Company Proposal to allow minority shareholders fair and equitable participation. The Shareholder Proposal allows all shareholders to participate ratably without the payment of any fees to the parties backstopping the deal.

                                    * * * * *

     The Board and the Special Committee have an absolute fiduciary duty to protect the interests of the Company's shareholders, particularly those not in control. The Special Committee may not merely take as given a transaction that disfavors and harms the minority in favor of the majority. To date, the Company never sought the approval or input from minority shareholders prior to proposing the Company Proposal and has not reasonably considered a rights offering to ensure that the Company Proposal would be fair to all shareholders. The Board and the Special Committee now have the ability to mitigate or eliminate the harm that the Company Proposal will visit on minority shareholders. The Shareholder Proposal removes any conceivable doubt that the Company Proposal is not the highest and best alternative available and conclusively proves that the Company is gifting over $100 million value to interested parties by repricing of the preferred stock and by underpricing the sale of its equity. If the Company continues to improve its financial performance consistent with its latest 10-Q filing, the value of the gift could be tens or hundreds of millions of dollars higher.

     Accordingly, we request that the Special Committee immediately convene to consider the Shareholder Proposal and take all steps necessary to accept and to consummate it. We are prepared to meet with the Special Committee, the Company, its advisors, any other stakeholders, without delay, to address the Shareholder Proposal and how best it can be consummated. We ask for your reply no later than noon on July 2, 2007.

     Nothing in this correspondence derives from any "Evaluation Materials" (as such term is defined in the confidentiality agreements executed with the Company).

     Nothing in this letter is a waiver of any right, claim, or remedy of any of the Shareholder Group, each of which specifically is reserved.

                                            Sincerely,



                                            David S. Rosner

cc:      Mr. Mark Eberle
         Mr. Mark Hootnick
         Mr. Rehan Jaffer
         Mr. Scott Nieboer
         Mr. Vikas Tandon
         Michael Bonkowski, Esq.

                                                                Exhibit C

                   Term Sheet for Common Stock Rights Offering
                               ITC^DeltaCom, Inc.

     This term sheet describes certain of the principal terms and conditions of a proposed recapitalization for ITC^Deltacom, Inc. This Term Sheet is not an offer with respect to any securities and is not binding and shall not give rise to any binding obligations and no such obligations shall arise unless and until definitive documentation has been executed and the other terms and conditions specified herein have been satisfied or waived.


Issuer:                   ITC^DeltaCom, Inc. (the "Company")

Rights Offering: Holders of the Company's common stock and other parties eligible to participate pursuant to agreements binding on the Company ("Equityholders") as of the record date shall be offered the right (the "Right") to purchase 20,000,000 shares of common stock in the Company at a price of $5.00 per share (the "Subscription Price"). Gross proceeds from the Rights Offering will total at least $100.0 million, subject to the Minimum Guarantee. Rights shall not be transferable after the record date.


                          There will be no over-subscription rights provided to Equityholders in connection with the Rights Offering. Fractional shares shall not be issued and no compensation shall be paid in cash in respect of fractional shares. Unexercised Rights will expire without compensation on the Expiration Date.

Expiration Date:          The Rights  Offering  will  expire 30  calendar
                          days from the record date. Subscriptions not received by the Expiration Date will be null and void.

Backstop Parties: H Partners Capital, LLC; Joshua Tree Capital Management, LLC; JMB Capital Partners, LP; Corriente Partners, LP; Scoggin Capital Management, LP; and UBS Pactual Capital Partners Multi Strategy Fund SPC, Lyrical Opportunity Partners II, LP (collectively, the "Backstop Parties").

Backstop Commitment:      The Backstop Parties have agreed to purchase,  at
                          the Subscription Price, all of the common stock not purchased by other Equityholders in the Rights
                          Offering.

Minimum Guarantee: The Company will guarantee that under any circumstances, the Backstop Parties shall have the option to purchase at least 5 million shares, on a pro rata basis, at the Subscription Price.

Use of Proceeds:          Proceeds from the Rights Offering, together with
                          proceeds from the contemplated senior debt financing transactions (the "Senior Debt Financing") and cash on the Company's balance sheet, will be used to refinance the Company's outstanding debt obligations and for general working capital purposes.

Expenses:                 The Company shall reimburse the Backstop
                          Parties' actual out-of-pocket expenses
                          incurred in connection with the Rights
                          Offering including, without limitation, the reasonable fees and expenses of counsel and of Imperial Capital, LLC.

SEC                       Registration: The Company shall file a
                          registration statement with the SEC under the Securities Act of 1933, as amended, registering the offering of the Rights and the common stock underlying the Rights.

Representations           and Warranties: The Definitive Documents shall
                          contain representations and warranties
                          customarily found in related agreements for similar investments or financings.

Conditions Precedent:     The  obligations  of the  Backstop  Parties under
                          the Backstop Commitment shall be subject to the following conditions precedent:

                          o  Preparation and execution of Definitive
                             Documentation, reasonably satisfactory to the Backstop Parties and the Company;

                          o Consummation of the Senior Debt Financing on similar or better terms; and

                          o Completion of confirmatory due diligence no later than July 6, 2007 assuming full cooperation from the Company.



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